SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of May, 2007

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FINANCIAL INFORMATION

FIRST QUARTER 2007

Ratios (%)	1Q07	4Q06	1Q06	Performance

Annualized ROAE	25.1	25.8	24.0

Unibanco’s 1Q07 net income was R$581 million, up 11.7% when compared to 1Q06. In the same period, operating income increased 11.7%, reaching R$938 million. Annualized return on average equity (ROAE) reached 25.1% in 1Q07.

Highlights – Balance Sheet

Unibanco’s total assets reached R$115 billion, up 23.0% when compared to March 31, 2006. This growth is mainly due to the R$11.6 billion increase in marketable securities and foreign exchange portfolios and the R$7.3 billion increase in total loans, particularly in credit cards and Small and Medium Enterprises (SMEs) portfolios.

The loan portfolio to individuals totaled R$18,319 million, up 5.1% in 1Q07. Payroll loans and auto financing were the 1Q07 highlights, posting 20.9% and 9.0% growth, respectively. In the Retail segment, it is also worth mentioning the SMEs portfolio with a 5.8% increase when compared to December 2006.

The risk management policy adopted by Unibanco has provided a continued asset quality improvement, reflected on the 18.4% reduction in provision for loan losses, 1Q07 vis-à-vis 1Q06, and on the D-H portfolio ratio evolution, as shown in the graph below:

Annualized ROAA	2.1	2.3	2.3
Efficiency Ratio	48.8	51.1	47.5
BIS Ratio	13.3	16.0	16.4
Earnings per Share (R$) (1)	0.21	0.21	0.19
Book value per outstanding share (R$) (1)	3.67	3.54	3.40

(1) The values reflect the Stock Dividends (Bonificação de Ações) approved on June 29th, 2006.

Income Statement (R$ millions)	1Q07	4Q06	1Q06

Profit from financial intermediation before
provision (a)	2,408	2,490	2,358
Provision for loan losses (b)	(524)	(533)	(642)
Profit from financial intermediation (a+b)	1,884	1,957	1,716
Fees from services rendered	869	886	839
Personnel and administrative expenses	(1,384)	(1,501)	(1,328)
Operating Income	938	917	840
Net Income	581	576	520

Balance Sheet (R$ millions)	1Q07	4Q06	1Q06

Loan Portfolio	47,001	45,361	39,684
Total assets	115,191	103,709	93,689
Total deposits	35,038	35,633	36,716
Stockholders' equity	10,286	9,921	9,503
Assets under management	45,606	43,780	39,924

Investor Relations	1Q07	1

Financial Margin (R$ millions)	1Q07	4Q06	1Q06

Highlights – Results

The structural change in the Brazilian market – with declining interest rates, increasing bancarized population, rising payroll loans and country GDP growth perspective – along with Unibanco’s risk management policy, resulted in a change of the Retail loan portfolio mix. Unibanco presented growth in better quality loan portfolios, such as payroll loans and auto financing, and a shift from overdraft loans to installment credit in the branch network. Such changes influenced both the financial margin and the provision for loan losses. The financial margin after provision for loan losses reached 7.2% in 1Q07.

The significant growth in marketable securities and foreign exchange portfolios, of R$11.6 billion in 1Q07 (compared to a stability in 1Q06), impacted the financial margin. Excluding the effect mentioned above and the impact of reduction in the Insurance business financial result (0.15% in the margin, due to declining interest rates in the last 12 months), the financial margin after provision would have been 7.9% in 1Q07, stable vis-à-vis 1Q06.

The highlight in the quarter was the 18.4% decrease in provision for loan losses, 1Q07 vis-à-vis 1Q06, as a result of asset quality improvement. Provision for loan losses represented 21.8% of the financial margin in March 2007, compared to 27.2% as of March, 2006.

In 1Q07, personnel and administrative expenses decreased 7.8% from the 4Q06, largely due to operating efficiency and seasonal effects. In 12 months, the variation in personnel and administrative expenses was only 4.2%, even considering the businesses expansion.

Stock

Unibanco was the first Brazilian bank listed on the New York Stock Exchange. In 2007, Unibanco celebrates its 10th anniversary of listing in the american market. During this period, it was the top Brazilian bank in financial trading volume.

Unibanco’s market capitalization, based on the Unit (UBBR11) closing quotation of R$20.60, on May 8th, 2007 is R$28.9 billion.

Rating

On April 27th, 2007, Moody’s Investors Service upgraded Unibanco’s Financial Strength rating to B- (B minus) from C-, representing a 3-notch upgrade.

This upgrade places Unibanco among the top Brazilian banks in Financial Strength, since the new rating is the highest assigned in the country. Besides Unibanco, only two other financial institutions obtained the same rating.

Investor Relations Website

At the beginning of the year, for the seventh consecutive year, the site won the TOP 5 – IR Global Rankings, an internet award organized by MZ Consult, KPMG, JP Morgan and Linklaters.

Financial margin (A)	2,408	2,490	2,358
Financial margin after provision for loan
losses (B)	1,884	1,957	1,716
Total average assets (-) average permanent
assets (C)	106,950	100,311	89,759
Annualized financial margin before provision
for loan losses (%) (A/C)	9.3%	10.3%	10.9%
Annualized financial margin after provision
for loan losses (%) (B/C)	7.2%	8.0%	7.9%

Unibanco – União de Bancos Brasileiros S.A. Av. Eusébio Matoso, 891 – 15th floor São Paulo, SP 05423-901 Phone: (55 11) 3097-1980 E-mail: investor.relations@unibanco.com

Investor Relations	1Q07	2

Financial Information

• Performance	05
Highlights	05
Financial Margin	06
• Assets	06
Marketable Securities	07
Credit Operations	08
Allowance and Provisions for Loan Losses	10
Investments Abroad	13
• Funding	14
• Local and foreign currency balances	15
• Capital Adequacy Ratios	16
• Efficiency Ratio	16
• Revenue by Type of Business	17
• Fee Income	17
• Personnel and Administrative Expenses	18
Personnel Expenses	18
Other Administrative Expenses	19

Investor Relations	1Q07	3

Highlights for the Quarter

• Brazilian Economy	20
• Retail	20
SMEs	21
Consumer Credit Companies	21
Credit Card Companies	21
Consumer Finance Companies	22
• Wholesale	23
• Insurance and Private Pension Plans	24
• Wealth Management	26
• Unibanco Holdings	26
• Corporate Governance	27
Stock	27
Market Capitalization	27
Stock Exchange Indices	27
Interest on Capital Stock / Dividends	28
• Subsequent events	28
Moody´s upgrades Unibanco´s rating	28
• Human Resources	28
• Social and Environmental Responsibility	29
Institutes	29
Microcredit	30

Consolidated Balance Sheet	31
Consolidated Income Statement	32

Investor Relations	1Q07	4

Financial Information

Performance

Unibanco’s 1Q07 net income was R$581 millon, up 11.7% when compared to 1Q06. In the same period, operating income increased 11.7%, reaching R$938 million.

Since 3Q06, Unibanco has reduced its goodwill amortization period from 10 to 5 years. It is worth mentioning that goodwill amortization expense was R$46 million in 1Q07 and R$50 million in 4Q06.

Stockholders’ equity reached R$10,286 million in March, 2007, up 8.2% from March, 2006. Annualized return on average equity (ROAE) reached 25.1% in 1Q07.

The table below illustrates the main performance indicators for the periods under analysis:

Profitability	1Q07	4Q06	1Q06

Net Income (R$ millions)	581	576	520
Operating Income (R$ millions)	938	917	840
Total assets (R$ millions)	115,191	103,709	93,689
Stockholders' equity (R$ millions)	10,286	9,921	9,503
ROAE	25.1%	25.8%	24.0%
ROAA	2.1%	2.3%	2.3%
Earnings per share (R$) (1)	0.21	0.21	0.19
Book value per outstanding share (R$) (1)	3.67	3.54	3.40
Book value per Unit (R$) (1)	7.37	7.12	6.82

(1) Reflects the Stock Dividend approved on June, 29, 2006.

Performance > Highlights

•     Loan portfolio growth in 1Q07

  Payroll loans: 20.9%
  Car loans: 9.0%
  Small and Medium Enterprises (SMEs): 5.8%
  Retail loan portfolio: 5.4%
  Wholesale loan portfolio: 1.3%
  Total loan portfolio: 3.6%

•     Improvement in asset quality

  18.4% reduction in provision for loan losses in 1Q07 versus 1Q06
  Better ratio of D-H portfolio over total loans, 6.2% vis-à-vis 8.0% in March 2006

•     7.8% reduction in personnel and administrative expenses in 1Q07 when compared to 4Q06

Investor Relations	1Q07	5

Performance > Financial Margin

The structural change in the Brazilian market – with declining interest rates, increasing bancarized population, rising payroll loans and country GDP growth perspective – along with Unibanco’s risk management policy, resulted in a change of the Retail loan portfolio mix. Unibanco presented growth in better quality loan portfolios, such as payroll loans and auto financing, and a shift from overdraft loans to installment credit in the branch network. Such changes influenced financial margin and provision for loan losses, both with a declining trend. The financial margin after provision for loan losses reached 7.2% in 1Q07.

The significant growth in marketable securities and foreign exchange portfolios, of R$11.6 billion in 1Q07 (compared to a stability in 1Q06), impacted the financial margin. Excluding the effect mentioned above and the impact of reduction in the Insurance business financial result (0.15% in the margin, due to declining interest rates in the last 12 months), the financial margin after provision would have been 7.9% in 1Q07, stable vis-à-vis 1Q06.

The improvement in asset quality explains the 18.4% decrease in provision for loan losses in 1Q07 vis-à-vis 1Q06. Provision for loan losses represented 21.8% of the financial margin in March 2007, compared to 27.2% as of March, 2006.

			R$ millions

Financial Margin	1Q07	4Q06	1Q06

Financial margin (A)	2,408	2,490	2,358
Provision for loan losses	(524)	(533)	(642)
Financial margin after provision for loan losses (B)	1,884	1,957	1,716

Total average assets (-) average permanent assets (C)	106,950	100,311	89,759

Annualized financial margin before provision for loan losses (%) (A/C)	9.3%	10.3%	10.9%
Annualized financial margin after provision for loan losses (%) (B/C)	7.2%	8.0%	7.9%

Assets

Unibanco’s total assets reached R$115,191 million, up 23.0% when compared to March, 31, 2006. This growth is mainly due to the R$11.6 billion increase in marketable securities and foreign exchange portfolios and the R$7.3 billion increase in total loans, particularly in credit cards and SMEs portfolios. Annualized return on average assets (ROAA) was 2.1% in 1Q07. Excluding the significant growth in marketable securities and foreign exchange portfolios in 1Q07, the ROAA would have been 2.3%, stable comparing to 4Q06 and 1Q06.

The chart below illustrates the trend in asset growth:

Investor Relations	1Q07	6

The total assets mix is shown below:

Assets > Marketable Securities

The classification and accounting values for the marketable securities portfolio as of March, 2007 is detailed in the table below:

				R$ millions

	Trading Securities (Market Value)	Securities Available	Securities Held
		for Sale	to Maturity	Total
		(Market Value)	(Amortized Cost)

Federal government	7,445	6,534	1,235	15,214
Foreign government	-	2,028	-	2,028
Brazilian sovereign debt	215	1,382	1,497	3,094
Corporate debt securities	356	2,064	57	2,477
Bank debt securities	972	305	67	1,344
Marketable equity securities	-	87	-	87
Mutual funds	666	19	-	685
Other	664	-	-	664

Total	10,318	12,419	2,856	25,593
% of portfolio	40%	49%	11%	100%

The market value of marketable securities classified as held to maturity was R$3,166 million on March 31, 2007, with an unrealized gain of R$310 million with regard to their book value.

Changes in the marketable securities portfolio during the quarter were as follows:

							R$ millions

Changes in Securities Portfolio	Balance Dec-06	Foreign Exchange Variation	Interests(1)	Maturity(2)	Purchases	Sales	Balance Mar-07

Trading securities	9,216	(60)	1,577	(1,233)	45,591	(44,772)	10,318
Available for sale	6,819	(123)	271	(265)	11,793	(6,076)	12,419
Held to maturity	3,072	(69)	59	(206)	-	-	2,856

Total	19,107	(252)	1,907	(1,704)	57,384	(50,848)	25,593

(1) Includes market value adjustment.
(2) Interest payments and redemptions at maturity.

Investor Relations	1Q07	7

Assets > Credit Operations

In 1Q07, the highlight was the commercial bank and SMEs portfolios growth, up 11.6% and 5.8%, respectively. Such evolution contributed to the 5.4% Retail loans increase in 1Q07, even considering the 2.7% decrease in Consumer Finance Companies portfolio, which was influenced by the seasonal effect in credit card segment during the first quarter of the year.

The Wholesale loan portfolio grew 1.3% during the quarter, impacted by the foreign exchange rate fluctuation, given the US dollar-denominated credit portfolio represents approximately 40% of the Wholesale loans. In the last 12 months, the 19.9% evolution of the Wholesale portfolio is a result of an increasing relationship with large companies that includes not only credit products, but also the offering of differentiated products and services.

As a consequence, total loan portfolio increased 3.6% over the quarter, reaching R$47,001 million in March 2007. In the past 12 months, Unibanco’s total loans increased 18.4%, demonstrating the growth recovery after a period of conservative credit approach, specially from mid-2005 to the end of 3Q06.

					R$ millions

				Quartely Change (%)	Annual Change (%)
Balance of Loans by Business Segment	Mar-07	Dez-06	Mar-06

Retail	27,330	25,940	23,281	5.4	17.4
Wholesale	19,671	19,421	16,403	1.3	19.9

Total	47,001	45,361	39,684	3.6	18.4

The table bellow demonstrates the breakdown of loans by client type:

					R$ millions

				Quartely Change (%)	Annual Change (%)
Balance Loans by Client Type	Mar-07	Dez-06	Mar-06

Individuals	18,319	17,425	15,793	5.1	16.0
Commercial bank and other companies	10,657	9,547	8,906	11.6	19.7
Consumer credit companies	7,662	7,878	6,887	-2.7	11.3

Corporate	28,682	27,936	23,891	2.7	20.1
Large corporate	19,671	19,421	16,403	1.3	19.9
Small and medium enterprises (SMEs)	9,011	8,515	7,488	5.8	20.3

Total	47,001	45,361	39,684	3.6	18.4

The following table shows the loan portfolio highlights by business segments:

					R$ millions

				Quartely Change (%)	Annual Change (%)
Highlights by Business Segments	Mar-07	Dez-06	Mar-06

Payroll Loans	2,461	2,036	1,496	20.9%	64.5%
Car Loans	5,009	4,594	3,739	9.0%	34.0%
SMEs	9,011	8,515	7,488	5.8%	20.3%
Mortgages	1,545	1,476	1,396	4.7%	10.7%
Large Corporate	19,671	19,421	16,403	1.3%	19.9%
Credit Cards	4,947	5,070	3,987	-2.4%	24.1%
Consumer Finance Companies	2,715	2,808	2,900	-3.3%	-6.4%

Investor Relations	1Q07	8

The loan portfolio breakdown by client type is detailed below:

Individuals	R$ millions

Corporate	R$ millions

Loan portfolio mix, by segment, as of March 31, 2007 is as follows:

The SME’s product portfolio comprises accounts receivable financing, overdraft protection, guaranteed accounts, working capital loans and BNDES/Finame-funded loans, among others. This range of products enables cross-selling activities, such as payroll account mandates and accreditation of new retailers and co-branded credit card partners.

Investor Relations	1Q07	9

Payroll Loans

Payroll loans portfolio reached R$2,461 million, reporting a 20.9% and 64.5% growth when compared to December and March 2006, respectively. Unibanco’s distribution channels in this segment comprise dealers, branch network, partnerships, and Bancred (joint-venture with Banco Cruzeiro do Sul).

Auto Financing

Car loans grew 34.0% over the last 12 months and 9.0% in the 1Q07. The motorcycle financing portfolio, segment in which Unibanco has decided to no longer operate, decreased 57.7% in the last 12 months and 23.0% in the quarter. The total auto financing portfolio reached R$5,405 million in March 31, 2007. Unibanco operates nationwide in the auto financing segment through Unibanco Veículos and Dibens. Unibanco is the leader in financing heavy commercial vehicles.

Home Financing

Unibanco offers different home financing options, from traditional mortgages to Sistema Fácil (in partnership with homebuilders) and Plano Único (Letters of Credit). The mortgage loan portfolio totaled R$1,545 million on March 31, 2007, which represents 20.6% of savings deposits and 3.3% of total loan portfolio. Since 2H06, Unibanco started also to offer fixed rates for mortgage loans. Unibanco has increased its focus on this sector, in line with growth expectations for upcoming years. (Please refer to the section: Highlights for the Quarter – Retail).

Assets > Allowance and Provisions for Loan Losses

The balance of allowance for loan losses at the end of March 2007 was R$2,672 million, or 5.7% of the total loan portfolio, as follows:

•	R$1,312 million related to overdue credits, in compliance with Resolution 2,682;
•	R$762 million for falling due credits, in compliance with Resolution 2,682;
•	R$598 million based on percentages above those required by the regulatory authority, and significantly higher than the R$494 million registered in December 2005, as shown in the graph below:

Allowance for loan losses as a percentage of total loan portfolio reached 5.7% in March, 2007, from 5.9% in December, 2006, in line with the improvement in the asset quality. The total amount of R$598 million of excess allowance for loan losses represents 22.4% of total allowance for loan losses.

Investor Relations	1Q07	10

R$ millions

Classification	Required Provision (%)	Total Risk Portfolio	Cumulative Distribution (%)	Minimum Allowance Required		Excess Allowance over Res. 2682	Total Allowance	Allowance over Portfolio (%)
				Overdue Installments	Falling Due Installments

AA	-	19,936	42.4	-	-	72	72	0.4
A	0.5	18,617	82.0	-	93	47	140	0.8
B	1.0	3,562	89.6	2	34	55	91	2.6
C	3.0	1,967	93.8	7	52	110	169	8.6
D	10.0	618	95.1	20	42	123	185	29.9
E	30.0	336	95.8	47	54	68	169	50.3
F	50.0	323	96.5	92	69	65	226	70.0
G	70.0	268	97.1	118	70	58	246	91.8
H	100.0	1,374	100.0	1,026	348	-	1,374	100.0
TOTAL		47,001		1,312	762	598	2,672
% of portfolio							5.7%

The more conservative approach on credit concession, adopted since mid-2005 and through 2006, allowed a continued improvement in the credit portfolio quality. In March 2007, the balance of credits rated AA to C made up 93.8% of the total loan portfolio, up from 92.0% at the end of March 2006, as illustrated in the following graph:

The following graphs show the coverage and the evolution of the credits rated D to H, and illustrates the loan portfolio quality improvement:

At the end of March 2007, credit operations classified E to H represented 4.9% of total loan portfolio. Allowance for loan losses over the credits rated E to H stood at 116% on March 31, 2007, above the 113% verified in March, 2006, as illustrated in the following graph:

Investor Relations	1Q07	11

Allowance for loan losses as a percentage of falling due installments reached 121% at the end of March 2007, conveying the loan portfolio strength.

The non-accrual loan portfolio (overdue by 60 days or longer) improved from 5.4% of the total loan portfolio on December 31, 2006 to 5.1% on March 31, 2007. The total allowance for loan losses reached 111% of the non-accrual portfolio, compared to 109% in December, 2006.

The following table indicates the allowance for loan losses coverage ratio by business segment:

Loan Portfolio Coverage (1)	Mar-07	Dec-06	Mar-06

Consumer finance companies	17.7%	15.3%	10.1%
Credit cards	9.1%	9.4%	7.7%
Retail Bank - Individuals	8.2%	9.6%	9.1%
Auto financing	3.7%	4.2%	4.4%
SMEs	5.9%	6.6%	5.2%
Retail	7.7%	8.1%	6.7%
Wholesale	1.0%	0.9%	2.0%
Unibanco consolidated (2)	5.7%	5.9%	5.6%

(1) Allowance for loan losses per segment / Loan portfolio per segment
(2) Includes provision for loan losses above those required by the regulatory authority

The allowance for loan losses relative to total Wholesale loan portfolio was 1.0% in March 2007, down from 2.0% in March 2006. This reflects a reduction in the risk assigned to determined individual corporate clients, and settlements of some large corporate loans during the last 12 months. At the Retail segment, this ratio reached 7.7% in March 2007 from 6.7% in March 2006, in line with the credit card portfolio growth, as well as a certain deterioration on the credit portfolio of consumer finance companies.

The table below shows the changes in the allowance for loan losses for the periods specified:

			R$ millions

Allowance for Loan Losses	1Q07	4Q06	1Q06

Allowance for loan losses (beginning balance)	2,666	2,532	2,061
Provision for loan losses	524	533	642
Required provision	525	531	589
Additional provision	(1)	2	53
Loan write-off	(518)	(399)	(489)
Allowance for loan losses (ending balance)	2,672	2,666	2,214

Loan recovery	30	101	34
Net write-off	(488)	(298)	(455)
Net write-off / Total Risk	1.0%	0.7%	1.1%

In 1Q07, required provision stood at R$525 million, a R$64 million or 10.9% decrease, when compared to 1Q06 – as a consequence of the improvement in loan portfolio quality. Provision for loan losses in 1Q07 was R$524 million – above the R$488 million of total net write-offs.

Investor Relations	1Q07	12

Assets > Investments Abroad

Unibanco registered a total of US$2,065 million in investments abroad at the end of March 2007, compared to US$1,269 million in March 2006. Such growth is mainly the result of the US$530 million capital increase in the last 12 months, which aims at supporting trade finance transactions and securities trading in international markets.

The following tables detail Unibanco’s investments abroad and the impact of the exchange rate variation over such investments:

			US$ millions

Changes on Investments Abroad	1Q07	4Q06	1Q06

Investments Abroad (begining balance)	1,762	1,617	712
Net Income	69	106	71
Capital Increase	216	40	500
Dividends paid	(1)	-	-
Market value adjustments	19	(1)	(14)
Investments Abroad (ending balance)	2,065	1,762	1,269

			R$ millions

Impact on Investments Abroad	1Q07	4Q06	1Q06

Exchange rate fluctuation on investments abroad	(172)	(49)	(83)
Hedge on investments abroad (currency)	179	76	108
Tax effects of exchange rate fluctuation on investments abroad	(58)	(17)	(28)
Fiscal hedge effect	58	17	28
Net impact after income tax and social contribution	7	27	25

Exchange Rate Fluctuation	-4.1%	-1.7%	-7.2%

Unibanco has a hedging policy to protect its investments abroad from adverse currency fluctuations and fiscal effects. During 1Q07, the net account effect was R$7 million, as a result of the bank’s structural hedging policy (short position in foreign exchange).

Investor Relations	1Q07	13

Funding

Total deposits and assets under management (AUM) stood at R$80,644 million in March 2007, R$45,606 million of which arose from assets under management, as follows:

					R$ millions

Funding Balance	Mar-07	Dec-06	Mar-06	Quarterly Change (%)	Annual Change (%)

Demand deposits	4,014	3,963	3,959	1.3	1.4
Savings deposits	7,510	6,757	5,248	11.1	43.1
Core Deposits CDs	5,478	5,452	3,604	0.5	52.0
Core Deposits	17,002	16,172	12,811	5.1	32.7
Time and interbank deposits	18,036	19,461	23,905	-7.3	-24.6
Total deposits (A)	35,038	35,633	36,716	-1.7	-4.6
Assets under management (B)	45,606	43,780	39,924	4.2	14.2
Total deposits + assets under management (A+B)	80,644	79,413	76,640	1.6	5.2

The continuous improvement in the deposit mix is explained by a 32.7% and 5.1% increase in core deposits (demand deposits, savings deposits and time deposit certificates with core deposit characteristics – with SuperPoupe as the main product), compared to March 2006 and December 2006, respectively. Core deposits represented 48.5% of total deposits in December 2006, a significant increase from the 34.9% in March 2006, as follows:

The following table details the funding in local currency:

					R$ millions

Funding in Local Currency	Mar-07	Dec-06	Mar-06	Quarterly Change (%)	Annual Change (%)

Demand deposits	3,423	3,484	3,493	-1.8	-2.0
Saving deposits	7,023	6,279	4,806	11.8	46.1
Interbank deposits	564	251	-	124.7	-
Core Deposits CDs	5,478	5,452	3,604	0.5	52.0
Time deposits	15,887	17,399	23,075	-8.7	-31.2
Total deposits	32,375	32,865	34,978	-1.5	-7.4
Funding obtained in the open market	16,941	13,841	8,479	22.4	99.8
Debentures and mortgage notes	2,039	2,009	566	1.5	260.2
Local onlendings (BNDES funds)	6,274	6,279	5,710	-0.1	9.9
Subordinated Debt	1,039	1,008	457	3.1	127.4
Technical reserves for insurance, annuity and pension plans	9,317	8,863	7,766	5.1	20.0
Foreign exchange portfolio	3,512	1,161	680	202.5	416.5
Other funding	1,512	1,310	1,232	15.4	22.7
Total funding in local currency	73,009	67,336	59,868	8.4	21.9

Local currency funding reached R$73,009 million at the end of March 2007, up 21.9% from March 2006. This growth was mostly driven by Core Deposits CDs, funding obtained in the open market, and debentures and mortgage notes.

Investor Relations	1Q07	14

The following table details funding in foreign currency:

					R$ millions

Funding in Local Currency	Mar-07	Dec-06	Mar-06	Quarterly Change (%)	Annual Change (%)

Demand deposits	591	479	466	21.3	24.7
Savings deposits	487	478	442	1.9	10.2
Interbank deposits	4	8	4	-50.0	0.0
Time deposits	1,581	1,803	826	-12.3	91.4
Total deposits	2,663	2,768	1,738	-3.8	53.2
Funding obtained in the open market	2,582	2,989	2,877	-13.6	-10.3
Local onlendings (BNDES funds)	204	256	289	-20.3	-29.4
Foreign onlendings	62	64	119	-3.1	-47.9
Import and export financing lines	2,732	2,396	2,575	14.0	6.1
Eurobonds and commercial papers	816	754	943	8.2	-13.5
Subordinated Debt	2,167	2,232	2,365	-2.9	-8.4
Securitization	1,489	1,581	1,532	-5.8	-2.8
Foreign exchange portfolio	4,148	1,434	853	189.3	386.3
Other funding	3,093	801	643	286.1	381.0
Total funding in foreign currency	19,956	15,275	13,934	30.6	43.2

Foreign currency funding reached R$19,956 million in March 2007, with a growth of 30.6% from December 2006. Such evolution was mainly driven by the foreign exchange portfolio growth.

Local and foreign currency balances

The table below displays the balances in local and foreign currency, in addition to the net FX exposure:

			R$ millions

	Local Currency	March 31st 2007 Foreign Currency	Consolidated

Cash and due from bank / Interbank investments	16,270	2,509	18,779
Marketable securities and derivatives	22,332	4,337	26,669
Interbank accounts	5,797	176	5,973
Net loans	36,473	7,856	44,329
Loans	39,097	7,904	47,001
Allowances for loan losses	(2,624)	(48)	(2,672)
Other assets	15,363	4,078	19,441
Total assets	96,235	18,956	115,191

Deposits	32,375	2,663	35,038
Securities sold under repurchase agreements (open market)	16,941	2,582	19,523
Resources from securities issued	2,271	816	3,087
Interbank accounts	673	44	717
Borrowings and onlending	6,440	4,201	10,641
Financial derivative instruments	722	1,211	1,933
Subordinated Debt	1,039	2,167	3,206
Other liabilities	22,960	6,851	29,811
Minority interest	949	-	949
Stockholders' equity	10,286	-	10,286
Total liabilities	94,656	20,535	115,191

Derivatives and leasing operations	1,225	(3,597)	(2,372)
Transactions to mature (with no exposure risk)	-	1,666	-

Net exposure - BIS ratio	-	(3,510)	-

Investor Relations	1Q07	15

Capital Adequacy Ratios

The following table describes the changes in Unibanco’s BIS ratio during the quarter and the year:

BIS Ratio Variation (%)	Quarter	12 Months

BIS Ratio at the beginning of the period	16.0	16.4
Changes in risk weighted assets	(0.7)	(1.8)
Impact of the extraordinary goodwill amortization	-	(0.5)
Changes in market risk coverage - interest rates	-	-
Changes in market risk coverage - foreign exchange rate	(2.3)	(2.0)
Reference equity growth	0.3	1.2
Tier I	0.3	0.7
Tier II	-	0.5
BIS Ratio on March 31st, 2007	13.3	13.3
BIS Ratio on September 30, 2006

Unibanco’s BIS ratio, as of March 31, 2007, reached 13.3%, above the minimum 11% level determined by the Central Bank.

The extraordinary goodwill amortization, resulting from the change in the amortization period from 10 to 5 years, in the 3Q06, represented a 50 b.p. impact on Unibanco’s Bis Ratio.

The table below details the Tier I/Tier II breakdown in reference equity as of March 31, 2007:

	Reference Equity (R$ millions)	BIS ratio (%)

Tier I	10,302	10.2
Tier II	3,080	3.1
Total	13,382	13.3

The fixed asset ratio was 48.3% in March 2007.

Efficiency Ratio

In mid-2006, Unibanco set up its Operational Efficiency unit to improve management practices. That department’s mission is to implement a system similar to that used in process-intensive industries, with targets and capture curves used as indicators of activity performance, a system of cross control and an ongoing effort to prevent flaws in process execution.

As a consequence of operational efficiency management along with seasonal effect in the quarter, the efficiency ratio reached 48.8% in 1Q07 vis-à-vis 51.1% verified in 4Q06, a 230 b.p. improvement.

			R$ millions

Efficiency	1Q07	4Q06	1Q06

Efficiency ratio (1)	48.8%	51.1%	47.5%
Expenses	1,384	1,501	1,328
Revenues	2,835	2,940	2,797

(1) (Personnel + Other Administrative expenses)/ (Profit from Financial Intermediation before Provision for Loan Losses + Fees from Services Rendered + Insurance, Pension Plans and Annuity Results + Credit Card Marketing Expenses + Tax Payments + Other Operating Income/Expenses).

Investor Relations	1Q07	16

Revenue by Type of Business

The graph below shows the breakdown of revenues by type of business:

When comparing 1Q07 with 1Q06, the 400 b.p. increase in credit card revenues reflects, specially, growth in the credit card base along with new sales campaigns for Unicard and Hipercard.

Fee Income

The table below displays the breakdown of service fees:

	R$ millions

Fees from Services Rendered	1Q07	4Q06	1Q06

Banking fees, other fees and commissions	520	510	460
Asset under management	76	82	97
Credit Cards - own portfolio	211	232	194
Subtotal	807	824	751
Redecard	62	62	88
Total fees from services rendered	869	886	839

Total fees reached R$869 million in 1Q07. It is worth mentioning the seasonal effect in the first quarter of the year, especially due to the lower volume of banking and credit cards transactions than those of the 4Q06.

In 12 months, the 3.6% increase in fee income was influenced by the impact of accounting reclassification of a portion of revenues in the operations of Redecard (joint-venture with three other members – Unibanco’s stake of 31.94%) . Previously, these revenues were classified as fees from services rendered. Since 3Q06, they are classified as Other Operating Income and as Profit from Financial Intermediation. Previous quarters were not reclassified.

Excluding the revenues from Redecard, total fees increased 7.5% in 1Q07 vis-à-vis 1Q06.

Investor Relations	1Q07	17

Personnel and Administrative Expenses

In 1Q07, personnel and administrative expenses decreased 7.8% from the 4Q06, largely due to efficiency project gains and seasonal effect.

In 12 months, the variation in personnel and administrative expenses was 4.2%, even considering the expansion of credit card business, the implementation of the New Customer Service Model and the wage increase arising from the collective bargaining agreement of September 2006.

Considering just the companies under Unibanco’s direct management, the expenses grew only 1.8% in 12 months - below inflation as measured by the IPCA (3.0% in the period) - due to operational efficiency gains and cost control.

The table below displays the personnel and administrative expenses for the periods specified:

	R$ millions

Personnel and Administrative Expenses	1Q07	4Q06	1Q06	Quartely Change (%)	Annual Change (%)

Commercial Bank	900	971	888	-7.3%	1.4%
Subsidiaries - Companies under Unibanco´s direct management	400	432	389	-7.4%	2.8%
Subtotal	1,300	1,403	1,277	-7.3%	1.8%
Subsidiaries - indirect management	84	98	51	-14.3%	64.7%
Total	1,384	1,501	1,328	-7.8%	4.2%

Personnel and Administrative Expenses > Personnel Expenses

Evolution of personnel expenses during the periods specified:

	R$ millions

Personnel Expenses	1Q07	4Q06	1Q06	Quartely Change (%)	Annual Change (%)

Commercial Bank	422	437	431	-3.4%	-2.1%
Subsidiaries - Companies under Unibanco´s direct management	100	101	91	-1.0%	9.9%
Subtotal	522	538	522	-3.0%	0.0%
Subsidiaries - indirect management	19	20	13	-5.0%	46.2%
Total	541	558	535	-3.0%	1.1%

Personnel expenses were down 3.0% in 1Q07 from the previous quarter, as a result of budgetary discipline and seasonal effect of employees’ vacations, among other factors.

In 12 months, the 1.1% growth reflects, especially, the Retail business commercial activities expansion, wage increases, and the additional payment of profit sharing in 1Q06.

It is worth mentioning that personnel expenses remained flat in the past 12 months for the companies under Unibanco’s management.

Investor Relations	1Q07	18

Personnel and Administrative Expenses > Other Administrative Expenses

The table below details the other administrative expenses for the periods specified:

	R$ millions

Other Administrative Expenses	1Q07	4Q06	1Q06	Quartely Change (%)	Annual Change (%)

Commercial Bank	478	534	457	-10.5%	4.6%
Subsidiaries - Companies under Unibanco´s direct management	300	331	298	-9.4%	0.7%
Subtotal	778	865	755	-10.1%	3.0%
Subsidiaries - indirect management	65	78	38	-16.7%	71.1%
Total	843	943	793	-10.6%	6.3%

The other administrative expenses posted a 10.6% decrease in 1Q07 from 4Q06, largely due to efficiency gains and seasonal effects in the last quarter of the year (higher volume of transactions). This account posted a 6.3% change in 1Q07 when compared to 1Q06, mainly explained by the expansion of the retail business. Considering only the companies under Unibanco’s management, the change in 12 months was 3.0% .

The table below details the other administrative expenses for the periods specified:

			R$ millions

Other Adminitrative Expenses	1Q07	4Q06	1Q06

Third-party services	316	363	291
Equipment Lease	13	13	11
Data processing and telecomunications	110	129	104
Depreciation and amortization	87	88	86
Facilities - maintenance and preservation	145	148	150
Advertising and publicity	85	96	68
Financial system services costs	22	26	20
Transportation	20	25	21
Materials	9	9	9
Others	36	46	33
Total	843	943	793

Investor Relations	1Q07	19

Highlights for the Quarter

Brazilian Economy

In the first quarter of 2007, the macroeconomic figures remained favorable. During this period, mild inflation throughout the quarter caused the Central Bank to pursue a reduction in the Selic rate, which closed out the quarter at 12.75% p.y. In 1Q07, cumulative inflation (measured by IPCA) was 1.26%, up from 1.12% verified in the previous quarter, but still in line with the Central Bank target.

Although the international scenario presented a higher volatility when compared to the previous quarter, the appetite for emerging market assets remained high. This fact along with the improved foreign and domestic liquidity ratios and stronger exports – with a trade balance of US$8.6 billion in 1Q07– continued to offer a more favorable perception of Brazilian sovereign risk. The Embi+BR ended 1Q07 at 167 basis points, a drop of 25 basis points compared to that registered at the end of 4Q06.

The improvement in the Brazilian sovereign risk allowed the Real currency to appreciate 4.12% in the quarter against the dollar, despite the Central Bank intervention in the FX market through US-Dollar purchase auctions (spot market). Such acquisitions raised the level of the Brazilian international reserves that ended the first quarter at US$109.5 billion, above the US$85.4 billion verified in the 4Q06.

Economic activity continued its recovering process during the 1Q07. The retail sales, according to IBGE, grew 1.8% in January from December, and, 0.3% in February from January – discounted the seasonal effect.

The debt/GDP ratio reached 44.8% in 1Q07, a slightly drop when compared to 44.9% verified in the 4Q06, in accordance with the new GDP methodology calculation. The public sector primary surplus amounted to 4.31% of the GDP in the last 12 months, above the 2007 goal of 4.25% .

Retail

In March 2007, Unibanco’s Retail segment reached more than 24 million clients throughout the country, a 14% growth compared to the same period last year. Besides the increase in number of partnerships with retailers, this growth is mainly explained by the expansion in number of credit card clients and payrolls.

The full-service commercial bank serves individuals and small and medium enterprises (SMEs); Unicard, Hipercard and Redecard are credit card companies; Fininvest, PontoCred and LuizaCred focus on consumer finance; Dibens and Unibanco Veículos are the brands through which Unibanco finances cars and heavy vehicles; and in the payroll loans segment, Unibanco operates through dealers, its commercial bank, partnerships and Bancred (joint-venture with Banco Cruzeiro do Sul).

Payroll loans presented growth of 20.9% and 64.5% when compared to December and March 2006, respectively. Such evolution is explained by the intensive offering of this product to clients from the commercial bank, besides the recently partnerships established, especially Bancred.

Auto financing portfolio grew 9.0% over the last quarter, excluding motorcycle financing portfolio, segment in which Unibanco has decided to no longer operate. The total financing portfolio reached R$5,405 million on March 31, 2007.

With expectation of growth over next years in the mortgage market, Unibanco has increased its focus on the sector. The business structure was strengthened, and the documentation processing and credit approval became more agile. Aiming at increasing its business origination, Unibanco intensified its relationship with the main homebuilders and brokers in the country, and recently established a commercial agreement with Rede Secovi (brokers network), becoming the network’s preferred bank. Besides the traditional lines, Unibanco offers different home financing options, such as, Sistema Fácil (partnership with homebuilders) and Plano Único (Letters of Credit). Since 2H06, Unibanco started also to offer fixed rates for mortgages loans.

Investor Relations	1Q07	20

The mortgage loan portfolio totaled R$1,545 million on March 31, 2007 representing 20.6% of saving deposits.

Total retail loan portfolio reached R$27,330 million, from which R$18,319 million represented by individuals. In the quarter, the highlight was the 11.6% growth in the commercial bank portfolio.

Unibanco closed 1Q07 with a network of 947 branches and 306 corporate-site branches.

Retail > SMEs

The SMEs segment serves companies with annual sales up to R$150 million. This segment provides a full range of financial services, such as credit lines, accounts receivable financing, working capital loans, BNDES-funded loans, leasing, and payroll services, in addition to cash management services.

The SMEs loan portfolio totaled R$9,011 million in March 2007, up 5.8% over the quarter. Noteworthy were accounts receivable-linked transactions and working capital loans. The continuous increase of offering products and services tailored to retailers led not only to affiliations with new retailers, but also to the attraction of new checking-account holders. The acquisition of new payroll accounts continues to drive growth in the bank’s client-base.

Retail > Consumer Credit Companies

Consumer Credit Companies operate in the consumer finance and credit cards segments through Unicard, Hipercard, Redecard (a joint-venture with three other stockholders – Unibanco’s stake of 31.94%), Fininvest, PontoCred (a partnership with Globex, parent company of the PontoFrio department store) and LuizaCred (a partnership with the Magazine Luiza department store chain), as well as, Unibanco’s new partnerships, established during the second half of 2006, with Ipiranga Group, VR Group (UniVR) and Banco Cruzeiro do Sul (Bancred). These companies operate in the personal credit, consumer credit, credit cards, and payroll-linked credit.

Retail > Consumer Credit Companies > Credit Card Companies

Unibanco’s credit card business is composed of Unicard, Hipecard and Redecard (in which Unibanco has a 31.94% stake). Together, these companies posted a R$189 million net income in the quarter, up 38.0% compared to 1Q06. The credit portfolio posted a 24.1% growth in the last 12 months, reaching R$4,947 million in March 2007. The 2.4% fall in the quarter is explained by seasonal factors.

			R$ millions

Financial Information	1Q07	4Q06	1Q06

Credit portfolio (1)	4,947	5,070	3,987
Provision for loan losses	111	129	114
Credit portfolio coverage	9.1%	9.4%	7.7%
Fees	183	197	190
Business results	189	169	137

(1) Individuals.

Unicard issues and manages MasterCard and Visa cards, and is also the national leader in the co-branded card segment. Hipercard is a credit card acquirer and issuer, in addition to a flagship credit card. Redecard captures and transmits credit and debit card transactions for MasterCard, Maestro, Diners and RedeShop brands in Brazil.

Investor Relations	1Q07	21

The combined billings of Unicard and Hipercard – measured by the total of cardholders’ charges and cash withdrawals – reached R$5,474 million in 1Q07, which represents an annual growth of 31.2% . At Redecard, billings were R$22,186 million in 1Q07, up 22.4% from 1Q06.

Retail > Consumer Credit Companies > Consumer Finance Companies

Fininvest, PontoCred and LuizaCred are Unibanco’s consumer finance companies. The credit portfolio totaled R$2,798 million in March 2007, a 3.8%decrease when compared to December 2006, due to seasonal effects. In the last 12 months, the 7.5% decline in this portfolio is explained by the conservative credit approach, adopted by Unibanco in mid-2005, to certain portfolios of this segment, notably for unsecured personal loans. Since the last quarter of 2006, the improvement in the quality of Unibanco’s consumer finance credit portfolio, among others factors, has allowed an increase in the credit approval rate for this segment, although always at prudent levels.

Business result reached R$39 million in 1Q07, a growth of 143.8% when compared with 4Q06, due to an improvement in credit quality portfolio. The provision for loan losses reached R$143 million, declining 7.1% and 39.4% when compared with 4Q06 and 1Q06, respectively.

The table demonstrates the consumer finance companies evolution:

			R$ millions

Financial Information	1Q07	4Q06	1Q06

Credit portfolio	2,798	2,910	3,025
Provision for loan losses	143	154	236
Credit portfolio coverage	17.7%	15.3%	10.1%
Fees	90	97	92
Business results	39	16	17

Fininvest had 671 fully-owned stores, kiosks and mini-stores, and more than 11 thousand points-of-sale as of March 2007. At the same date, LuizaCred had 340 points-of-sale while PontoCred had 380.

Investor Relations	1Q07	22

Wholesale

The Wholesale segment serves companies with annual sales of over R$150 million, in addition to institutional investors. Its business strategy is a blend of regional coverage and industry-specific expertise designed to build long-term banking relationships. The Wholesale business has been consistently high-rated in Capital Markets, M&A, and Project Finance.

Differentiated products and services such as structured finance, cash management and derivatives were the highlights in the quarter. Cash management revenues, which includes, among others, fees and collection services, increased by 24% when compared to 1Q06.

Unibanco was the lead coordinator of Suzano Papel e Celulose secondary equity offering, in the amount of R$612 million.

Trade finance operations - comprising exports, imports and international guarantees reached US$2.3 billion, up 11% from March 2006. Offshore transactions totaled US$755 million.

In Merger and Acquisition, Unibanco offers strategic advice in buying, selling, forming partnerships, appraisals, and financial and corporate restructuring. The highlight in the quarter was the acquisition of BWU Comércio e Entretenimento S.A. (Blockbuster) by Lojas Americanas in the amount of R$186.2 million.

As a financial agent for BNDES (Brazilian National Bank for Social and Economic Development), Unibanco disbursed R$728.8 million during the quarter, with a 11% market share, maintaining its 3rd place in the BNDES overall ranking. During 1Q07, Unibanco also disbursed R$153.6 million in BNDES-exim–funded loans.

The Wholesale loan portfolio reached R$19,671 million, up 19.9 % over the past 12 months. This expansion is a result of the increasing number of relationships with large companies, which include, in addition to loans, product and service offerings in line with the strategy of business with clients.

Investor Relations	1Q07	23

Insurance and Private Pension Plans

Results for the Insurance and Private Pension Plan businesses stood at R$69 million in 1Q07. Operating income reached R$35 million, a 12.9% growth in the quarter. Combined revenues from the Insurance and Private Pension Plan businesses were R$1,486 million, up 16.8% from 4Q06.

Consolidated technical reserves reached R$8,730 million at the end of the quarter, up 19.5% from March 2006, as illustrated on the graph below:

During the last 12 months, the reduction in the Selic interest rate influenced Unibanco AIG’s strategies, which focused on operating results, reaching a percentage above the insurance market average. Besides the impact of declining interest rates, the financial result was also affected by the several payments of Interest on Capital/Dividends, performed by the company during 2006 and 1Q07 in the total amount of R$362 million.

In the quarter, it is worth mentioning the operating results of Unibanco AIG that, besides a higher concentration of mid-size claims, posted 16.7% growth when compared to 1Q06. The combined ratio reached 94.4% in 1Q07, better than the industry average.

			R$ millions

Insurance (1)	1Q07	4Q06	1Q06

Net premiums written	1,142	903	849
Premiums retained	948	761	743
Premiums earned	625	551	474
Industrial result	106	111	79
Personnel and administrative expenses	(63)	(67)	(58)
Operating income	35	31	30
Financial / equity result	53	85	82
Income before taxes	89	103	112
Net Income	69	79	92

Loss ratio (2)	47.3%	44.6%	55.6%
Combined ratio (3)	94.4%	94.4%	93.7%
Extended combined ratio (4)	90.1%	86.6%	83.7%

(1) AIG Brasil, UASEG and Unibanco AIG Saúde and UAW: consolidated. Unibanco AIG Previdência accounted for by the equity method.
(2) Claims/Premiums.
(3) (Operating expenses + administrative expenses + selling expenses, claims and taxes) / premiums earned.
(4) (Operating expenses + administrative expenses + selling expenses, claims and taxes) / (premiums earned + financial income).

Investor Relations	1Q07	24

Unibanco Insurance and Pension Plan segment companies placed 4th in the ranking of insurance and private pension plans published by the Susep (Private Insurance Regulatory Body) and the ANS (National Supplemental Health Regulatory Agency), and holds a 9.1% market share (as of February 2007).

Unibanco AIG Seguros is the leader in the following segments: corporate, civil responsability, D&O (Directors and Officers), and extended warranty products. At the D&O (Directors and Officers) segment Unibanco has an important position, with 73% market share.

With a strategy of intensifying its participation in individuals segment, Unibanco AIG extended its product offers to retailers. To support this strategy, Unibanco AIG started to use alternative channels, offering, for example, additional products to clients that use and/or acquire extended warranty.

Net income from the private pension business in 1Q07 was R$17 million. In the quarter, revenues were R$344 million and technical reserves reached R$6,596 million.

According to statistical data compiled by Susep, Unibanco AIG Vida e Previdência ranked 4th in private pension plan revenues up to February 2007. The company ranked 2nd for the year (until February) in sales of corporate pension plans, with R$147,1 million in sales and a 19.1% market share, according to Fenaprevi.

Unibanco AIG Vida e Previdência serves more than 1,400 corporate clients and more than 800 thousand individual clients.

Investor Relations	1Q07	25

Wealth Management

Unibanco Asset Management (UAM) ended March 2007 with R$45,606 million in assets under management. Its market share as of March 2007 stood at 4.4% (Source: Anbid).

With the reduction on Selic interest rate over the last two years and expectation of its continuous declining, Unibanco Asset Management kept on diversifying and increasing its client base, along with spreading the offer of high value-added products such as credit risk, multi-markets, off-shore and equity funds. In 1Q07, it is worth highlighting fund of funds products, with R$5.1 billion assets under management.

The chart below traces the evolution in the funds’ asset mix by segment:

In 1Q07, at the Private Bank, it is worth mentioning a strategy focused on efficiency improvement in portfolio management. With a large offering of high added-value products, such as, derivatives and private equity funds, Unibanco has increased the options to clients that are looking for higher returns in a falling interest rate scenario.

In terms of performance, the Private Bank had a significant increase in assets under management during 1Q07, presenting a growth of 27.0% when compared to the same period from last year. According to Anbid’s global ranking, Unibanco’s Private Bank ranked 2nd in the industry, with a 9.5% market share in March 2007.

It is also worth mentioning the Social Investment private funds of Unibanco. Part of the returns and management fees is provided to social and educational projects.

Unibanco Holdings

Unibanco Holdings S.A. net income reached R$307 million in 1Q07. Stockholders’ equity stood at R$6,033 million and annualized ROAE was 22.41% for the 1Q07, affected by tax provisioning (PIS and Cofins) on revenues from interest on capital stock (JCP) during the period. The company is disputing these taxes and has already obtained favorable decision in the lower courts. The provision established for this contingency amounted to R$136 million as of March 31, 2007.

The investments of Unibanco Holdings consist exclusively of its participation in Unibanco’s capital. The entirety of Unibanco Holdings equity is invested in Unibanco - União de Bancos Brasileiros S.A. - and therefore its performance and operating results directly reflect those of Unibanco.

In January 2007, BWU Comércio e Entretenimento S.A. (Blockbuster) was sold and, in the multiple bank, the amount of R$89 million of profit before income tax was offset during the quarter by the constitution of additional provisions for civil and fiscal contingencies. For comparison purposes, the revenues and expenses related to Blockbuster are no longer consolidated in the previous quarters.

Investor Relations	1Q07	26

Corporate Governance

Corporate Governance > Stock

Unibanco was the first Brazilian bank to be listed on the New York Stock Exchange. In 2007, Unibanco celebrates its 10th anniversary of listing in the american market. During this period, it was the top Brazilian bank in financial trading volume.

Average Daily Trading Volume
(R$ millions)

Corporate Governance > Market Capitalization

Unibanco market capitalization, estimated on the Unit (UBBR11) closing quotation of R$20.60, on May 8th, 2007 was R$ 28.9 billion.

Corporate Governance > Stock Exchange Indices

Unibanco’s Units (UBBR11) are part of the main Brazilian stock indices. The table below features the Units’ weighting in each of these stock indices after their respective portfolios were re-weighted for the four-month period ending August 2007.

Index	Weight (%)
May to Ago -07

Ibovespa	1.946
IBrX-50	3.464
IBrX-100	3.012
IGC Corporate Governance Index	3.286
ISE Susteinability Index*	5.884

(*) Valid from December 2006 to November 2007.

Investor Relations	1Q07	27

Corporate Governance > Interest on Capital Stock/Dividends

Unibanco and Unibanco Holdings paid quarterly Interest on capital on April 30, 2007, according to the amounts specified in the table below:

	R$ per share

	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNIT *	GDS **
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE-UBB

Gross Value	0.0388235	0.0427059	0.0337633	0.0337633	0.0764692	0.7646920
Net Value	0.0330000	0.0363000	0.0286988	0.0286988	0.0649988	0.6499880

(*) Each UNIT represents one preferred share of Unibanco and one preferred share of Unibanco Holdings.
(**) Each GDS listed on the New York Stock Exchange (NYSE: UBB ) is equivalent to 10 Units.

Unibanco's dividend distribution policy calls for a minimum payment of 35% of the annual net income after the establishment of legal reserves (5%). Unibanco Holdings distributes the entirety of its results realized in cash.

At the end of each six-month period, all Unibanco and Unibanco Holdings’ shareholders are paid an additional amount related to the earnings in the period, besides the fixed quarterly payments. For this reason, dividend payouts at the second and fourth quarters tend to be higher than those made during the other two periods of each year.

Subsequent events

Subsequent events > Moody’s upgrades Unibanco’s rating

On April 27, 2007, Moody’s Investors Service upgraded Unibanco’s Financial Strength rating to B- (B minus) from C-, representing a 3-notch upgrade.

This upgrade places Unibanco among the top Brazilian banks in Financial Strength. The new rating is the highest assigned in the country. Besides Unibanco, only two other financial institutions obtained the same rating.

Human Resources

Unibanco’s Human Resources department is committed to promoting professional development and aligning employees’ interests with the conglomerate’s strategic objectives. With a staff of 33,203 professionals, Unibanco invested over R$8.8 million during 1T07 in professional development initiatives and training programs, including sponsorships of MBA programs in Brazil and abroad.

1Q07 Human Resources highlights:

•	2007 Trainee Program, with recruiting and training of 29 recent graduated students;

•
Participation of 667 managers in the workshop of Jeito Unibanco (internal culture, which comprises 10 attitudes expected of each employee). The workshop aimed at promoting the actual implementation of Jeito Unibanco, which is essential to the establishment of the conglomerate’s high performance culture;

•	More than 16 thousand training actions in the conglomerate (9 thousand through e-learning and the remaining in attendance training).

Investor Relations	1Q07	28

Social and Environmental Responsibility

Social and Environmental Responsibility > Institutes

Unibanco is recognizably one of the most active companies in Brazil regarding social responsibility. It is present in the communities through Instituto Unibanco and Instituto Moreira Salles.

Instituto Moreira Salles (IMS) is a non-profit organization devoted to promoting and developing cultural programs. Throughout 1Q07, over 50 thousand persons visited the Institute Cultural Centers and more than 750 thousand persons attended the movie sessions sponsored by Unibanco.

The main activities sponsored by the Moreira Salles Institute, during 1Q07, were:

•
Instituto Moreira Salles website (www.ims.com.br) was integrated into the Universo Online (UOL)portal in a partnership that allowed for the refinement of the administration of data information regarding the collections of the Instituto, in addition to making access available to IMS radio station through the UOL radio; new and handy tools have been implemented for an easier access to the website contents, which has also been expanded: the library network database available now comprises over 35 thousand files, around 30 thousand songs that can be accesses online and 2 thousand image files in the photograph collection;

•
Launching of the weekly Quiosque Cultural e-bulletin by means of the IMS website, also distributed in newsletter format. The bulletin features highlights, news, and tips in various cultural subjects, in addition to IMS programming.

•
The Brasil de Marc Ferrez Exhibition – Photographs from the Instituto Moreira Salles Collection ended on March 4 at the Sesi Art Gallery in São Paulo, with an attendance of 38,000 visitors in 95 days of exhibition since its opening in November, an average of 400 visits per day;

•
Opening in March of the exhibition Drawings - Candido Portinari and Illustrations, Mário Gruber – 80 Years in the Instituto Moreira Salles cultural center in Rio de Janeiro, including works belonging to the Unibanco-IMS Collection.

•	Initiation in March of the Sound and Images for Life project by the IMS cultural center in Poços de Caldas. The project offers free music and plastic art classes to adults, especially to seniors.

The Unibanco Institute acts in social projects on education. Aware of its social goals, the Unibanco Institute pursues the development of teenagers and young adults as a means of developing the future human resources. It acts in five main fronts:

•	Extended Education;
•	Teacher Training;
•	Qualification for the Job Market;
•	School Equivalency Programs;
•	Environmental Education.

The main activities in 1Q07 were:

Investor Relations	1Q07	29

•
Projeto Jovem do Futuro (Youth of the Future Project) – In this period, schools benefiting from the Youth of the Future Project counted on the voluntary participation of Unibanco’s employees. The SuperAction at School project was put into effect, an initiative that promoted the improvement of school structure and infrastructure, with the participation of volunteers, students, teachers and parents.

•
Entre Jovens (Among Youth) – Instituto Unibanco’s own project, implemented in schools in Rio de Janeiro, aims at offering complementary education assistance in Mathematics and Portuguese to first- year students with learning difficulties from public high schools.

•
Ficando para trás - o Ensino Médio no Estado do Rio de Janeiro (Left behind – the High School System of Rio de Janeiro) – work published by the Unibanco Institute, which offers a deeper view of the high school system in the state of Rio de Janeiro and offers guidelines for dealing with problems such as failure, drop-outs and gaps in performance.

•
GIFE Education Census – Organized for the first time and with the support of the Unibanco Institute, under the technical responsibility of Simon Schwartzman of the IETS (Institute for the Study of the Workplace and Society). The GIFE Education Census is a detailed study in the area of education, which is the priority for 81% of investment partners associated with the GIFE.

Social and Environmental Responsibility > Microcredit

Unibanco’s Microcredit operation serves low-income entrepreneurs through a distribution model that is unique in Brazil, with more than 217 points-of-sales and 54 microcredit agents, using the Fininvest chain as correspondent bank institutions.

The initiative was established through a partnership between Unibanco and the International Finance Corporation (IFC) – World Bank. In March 2007, Unibanco’s Microcredit initiative had already benefited approximately 13 thousand clients.

Investor Relations	1Q07	30

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

					R$ millions

	Mar-07	Dec-06	Mar-06	Quartely Change (%)	Quartely Change (%)

ASSETS
Cash and due from bank	1,789	1,347	1,245	32.8	43.7
Interbank investments	16,990	20,262	15,625	-16.1	8.7
Marketable securities and financial derivatives instruments	26,669	20,105	20,244	32.6	31.7
Interbank accounts	5,973	5,297	6,264	12.8	-4.6
Loan portfolio, leasing and other loans	47,001	45,361	39,684	3.6	18.4
Allowance for loan losses	(2,672)	(2,666)	(2,214)	0.2	20.7
Net loans	44,329	42,695	37,470	3.8	18.3
Foreign exchange portfolio, except for ACC (1)	7,494	2,420	1,464	209.7	411.9
Negotiation and intermediation of securities	625	127	248	392.1	152.0
Investments	921	957	1,322	-3.8	-30.3
Fixed assets	858	852	846	0.7	1.4
Deferred charges	718	694	910	3.5	-21.1
Other assets	8,825	8,953	8,051	-1.4	9.6

Total assets	115,191	103,709	93,689	11.1	23.0

LIABILITIES
Deposits	35,038	35,633	36,716	-1.7	-4.6
Securities sold under repurchase agreements (open market)	19,523	16,830	11,356	16.0	71.9
Resources from securities issued	3,087	3,061	1,509	0.8	104.6
Interbank accounts	717	127	724	464.6	-1.0
Borrowings and onlendings in Brazil - Governmental agencies	10,641	9,751	9,313	9.1	14.3
Financial derivatives instruments	1,933	730	989	164.8	95.4
Technical provisions for insurance, annuities and
retirement plans	9,317	8,863	7,766	5.1	20.0
Foreign exchange portfolio (1)	7,660	2,595	1,533	195.2	399.7
Negotiation and intermediation of securities	1,072	311	265	244.7	304.5
Other liabilities	14,968	14,998	13,239	-0.2	13.1

Total liabilities	103,956	92,899	83,410	11.9	24.6

Minority interest	949	889	776	6.7	22.3
Stockholders' equity	10,286	9,921	9,503	3.7	8.2

Stockholders' equity managed by parent company	11,235	10,810	10,279	3.9	9.3

Total liabilities + stockholders' equity	115,191	103,709	93,689	11.1	23.0

Note: (1) Refers to foreign exchange settlement positions, which are required to be recorded by their total value on both the asset and the liability sides, under Central Bank of Brazil guidelines.

Investor Relations	1Q07	31

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
INCOME STATEMENT

			R$ millions

	1Q07	4Q06	1Q06

Revenue from financial intermediation	4,074	4,373	4,326
Lending and leasing operations	2,563	2,730	2,670
Result from marketable securities (1)	993	1,188	1,251
Insurance, pension plans and annuity result	282	297	268
Foreign exchange transactions and compulsory deposits	236	158	137

Expenses on financial intermediation	(2,190)	(2,416)	(2,610)
Securities sold under repurchase agreements (open market)	(1,208)	(1,462)	(1,634)
Interest and restatement expenses on technical provisions for insurance, pension plans and annuity	(198)	(209)	(200)
Borrowings and onlendings	(260)	(212)	(134)
Provision for loan losses	(524)	(533)	(642)

Profit from financial intermediation	1,884	1,957	1,716

Other operating income (expenses)	(946)	(1,040)	(876)
Fees from services rendered	869	886	839
Insurance, pension plans and annuity result	174	198	116
Credit card selling expenses	(67)	(74)	(79)
Salaries, benefits, training and social security	(541)	(558)	(535)
Other administrative expenses	(843)	(943)	(793)
Other taxes	(288)	(249)	(234)
Equity in the results of associated companies	11	12	13
Other operating income / Other operating expenses (1)	(261)	(311)	(203)

Operating income	938	917	840
Non-operating income (expenses)	-	(26)	(6)
Income before taxes and profit sharing	938	891	834

Income tax and social contribution	(210)	(143)	(148)

Profit sharing	(108)	(132)	(112)

Net income before minority interest	620	616	574
Minority interest	(39)	(40)	(54)

Net Income	581	576	520

Note: (1) Exchange rate fluctuation on investments abroad was accounted for as “marketable securities result” in the press release, where it was accounted for as “other operating income (expenses)” in the Financial Statements.

Please note that this is an English version of the Press Release. The original version is in Portuguese. If there is any discrepancy between such versions, the Portuguese version shall prevail.
Unibanco’s full financial statements will be available on our website at www.ir.unibanco.com, under Financial Information – Financial Statements, as soon as they are filed with the CVM – Brazilian Securities Exchange Commission.
This press release contains forward looking statements regarding Unibanco, its subsidiaries and affiliates - anticipated synergies, growth plans, projected results and future strategies. Although these forward looking statements reflect management’s good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. These risks and uncertainties include, but are not limited to, our ability to realize the amount of the projected synergies and on the timetable projected, as well as economic, competitive, governmental and technological factors affecting Unibanco’s operations, markets, products and prices, and other factors detailed in Unibanco’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. Unibanco undertakes no duty to update any of the projections contained herein. 1Q07 Conference Call will be held on May 10, at 09:00 a.m. (Eastern Time) in Portuguese, and at 11:00 a.m. (Eastern Time) in English. See the webcast presentation through our Investor Relations website www.ir.unibanco.com – Conference Call - Webcasting. For further information, please contact us by sending an e-mail to investor.relations@unibanco.com, or by phone 55 11 3584-1980.

Investor Relations	1Q07	32

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 14, 2007

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.